July 7, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Jennifer Thompson, Accounting Branch Chief

Re:	NRG Energy, Inc.
NRG Yield, Inc.
Forms 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Forms 8-K filed May 5, 2016
Response dated May 24, 2016
File Nos. 1-15891 and 1-36002

Dear Ms. Thompson:

We hereby respond to the comments made by the Staff in your letter dated June 22, 2016 related to the above referenced filings of NRG Energy, Inc. (“NRG”) and NRG Yield, Inc. (“Yield” and together with NRG, the “Companies”). Since the Companies and their respective management are in possession of all the facts relating to the Companies’ disclosure, we hereby acknowledge that (i) the Companies are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold, and the Companies’ responses, as applicable, are as follows:

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mark-to-market for Economic Hedging Activities, page 72

1.              We note your response to comment 4. Considering “unrealized” gains and losses within GAAP generally equate to items not yet recognized within income, please revise your disclosures in future filings to clarify that the unrealized gains and losses within your page 72 table refer to gains and losses on contracts not yet settled.

We will revise our disclosures in future filings to clarify that the unrealized gains and losses relate to gains and losses on contracts not yet settled as follows (changes marked in bold): “Mark-to-market results consist of unrealized gains and losses on contracts that are not yet settled. The settlement of these transactions is reflected in the same caption as the items being hedged.”

Cash Flow Discussion, page 99

2.              We note your response to comment 6. Please confirm you will provide a more informative analysis and discussion of changes in cash flows from operating activities. If so, show us what your disclosures would have looked like for the historical period presented. If not, tell us how your current presentation adequately explains the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows and how your presentation adequately complies with the requirements of Item 303(a) of Regulation S-K and SEC Release 33-8350, particularly IV.B.

We hereby confirm that in future filings we will describe any material changes in working capital components in order to comply with the SEC’s guidance on cash flow discussion.   As requested, the following presentation represents what our disclosures would have looked like for the historical periods presented:

Changes to net cash provided by operating activities were driven by:

(in millions)
Decrease in accounts receivable, primarily due to increased receivables in December 2014 as compared to December 2015 as higher revenue rates and colder weather during November/December of 2014 were collected in early 2015	$138
Increase in fuel inventories in 2014 as compared to relatively small changes in 2015, primarily driven by: - Increase in coal piles in Q4 2014 following lower generation versus coal purchases - Fuel oil purchases in order to comply with contracted winter requirements for certain East facilities in Q4 2014	76
Decrease in prepaid rent primarily related to the timing of rent payments for generating facility leases	41
Other changes in working capital driven by various timing differences	110
Decrease in operating income excluding non-cash items	(39)
Change in cash collateral in support of risk management activities based on movement of underlying commodity prices	(527)
$(201)

Financial Statements for the Fiscal Year Ended December 31, 2015

Note 10 — Asset Impairments, page 161

3.              We note your responses to comments 9 and 10 and have the following comments regarding your impairment charges:

•                  You indicate that your impairments were largely driven by updates to your “long-term view on prices.”  We note, however, that you do not revise your “fundamental view of long-term natural gas, power prices and other indices other than during the annual budget process, due to the significant amount of effort that the development of [y]our long-term view requires.”  Given the significance of such assumptions on asset fair values, please explain in detail how you determine whether significant changes in the long-term variable inputs mentioned above have occurred between annual budgeting dates.  If doing so, describe the frequency and/or events that cause you to re-assess such assumptions in determining whether or not an asset might be impaired.  If you do not perform an interim assessment, clarify why the laborious nature of deriving the assumptions precludes you from developing an estimate or estimate range, even if not at the level of detail performed in your year-end assessment.

As described in our previous response to the Staff’s comment, the “terminal year” assumptions reflect management’s fundamental view of power prices which represents the implied power price that would support new build of a combined cycle gas plant in the region.  Market prices, including power and fuel prices, can vary significantly throughout an individual year, fluctuating up and down on a daily basis depending on the market.  Accordingly, to revise NRG’s fundamental view on an interim basis to reflect these unpredictable fluctuations in prices may not provide an accurate reflection of the fair value of an individual asset or reporting unit.  In addition, a significant amount of NRG’s gas purchase and sale transactions settle during the fourth quarter, which coincides with the timing of our annual revision to NRG’s fundamental view. Typically we would require a sufficient amount of additional price data in order to make a change to our long-term view.  Once management has concluded that our view has changed on long-term prices, it then takes additional steps to incorporate the impact of any new environmental legislation and any other federal and state regulations impacting the power industry. Such legislation or regulations, taken with a revised view of long-term prices, requires a reassessment of operations and maintenance expense as well as our view of required capital expenditures.  This reassessment reflects input from various groups, including environmental and regulatory attorneys and experts, engineers and asset managers and the operations team. The process is designed to ensure proper controls are in place to ensure the accuracy of these estimates. Further, due to the fact that regulations and environmental laws can be in various stages of completion during this process, with some laws considered final and others subject to review and appeal, management must evaluate and exercise judgment with respect to expenditures that may be required for compliance with any such environmental legislation and other regulations.  Given the dynamic nature of regulation and legislation in our industry, during the year various laws and regulations are at various stages of finalization thereby requiring significant judgment to assess the expected impact of such laws and regulations on market prices, required capital expenditures and the cost of new build.  It is therefore not practical or accurate to make this assessment on a more frequent basis than annually.

As further described below, we do assess our assets for interim triggering events and test the assets for impairment when a triggering event is identified.  We do consider a significant adverse change in laws and regulations to be a triggering event and to the extent that such change in laws or regulations would impact our fundamental view of power prices supporting new build, we would address such a change on an interim basis.

•                  Since you do not update your long-term price views on a quarterly basis and such assumptions significantly impact the fair value of your assets, please tell us in sufficient detail the events that would cause you to test your long-lived assets and goodwill for impairment between your year-end assessment and/or testing dates.  See ASC 360-10-35-21 and ASC 350-20-35-28 through -32.

On a monthly basis, we analyze the following events or changes in circumstances that we believe may indicate that the carrying value of our long-lived assets may not be recoverable, triggering an impairment consideration:

a.              Fixed assets:

•                  Obsolescence or idleness of equipment

•                  Significant decrease in the market price of an asset

•                  Significant adverse change in the manner in which the asset is being used or in its physical condition

•                  Significant adverse change in the legal, regulatory, environmental or business climate that could affect the value of the asset

•                  Costs significantly in excess of the amount originally expected for the acquisition or construction of an asset

•                  Current period operating or cash flow loss combined with a history of losses or a projection or forecast that demonstrates continuing losses

•                  Plans to sell, mothball or retire a plant

•                  Plans to donate assets, land, etc.

b.              Intangible assets

•                  Changes in the underlying contracts or value on which the intangible asset is based

c.               Goodwill

•                  Changes in macroeconomic conditions of reporting unit or changes in market/industry

•                  Cost factors with a negative effect on earnings and cash flows

•                  Decline in financial performance of reporting unit

•                  Other relevant events such as management changes, strategy changes, bankruptcy or litigation

•                  Changes in composition of reporting unit

d.              Notes receivable

•                  Change in collectability of a note

e.               Other investments, including unconsolidated affiliates (or joint ventures)

•                  Changes in market prices (other than temporary)

•                  Changes in capital structure

•                  Significant changes to related agreements

•                  Other indications of value decline

f.                Inventory

•                  Damage, obsolescence or oversupply of materials

If any of these items occur, we perform an impairment test (qualitative and/or quantitative) using available information as of the test date.

•                  Provide us with a summary of any material long-lived assets or reporting units tested for impairment on an interim basis during fiscal 2015.  Where available, provide us with the carrying value and derived fair value of each asset and/or reporting unit and clarify the events that caused you to test each asset for impairment.

The following is a summary of the long-lived assets that were tested for impairment on an interim basis during fiscal 2015:

Asset	Carrying value (in millions)	Fair value (in millions)	Undiscounted cash flows (if applicable, in millions)	Triggering event/Impairment conclusion
Alta wind projects (Q2)	$784	$573	$1,092

Independent engineer’s report obtained for financing arrangement in June 2015 indicated lower capacity factors than at acquisition date (August 2014); No impairment noted as undiscounted cash flows exceed carrying amount. This is primarily because the assets have long-term power purchase agreements in place.

Goal zero goodwill (Q3)	46	10	n/a	Significant decrease in growth rate in acquisition model used to track contingent consideration payment due in Q3; Impairment recorded in Q3 of $36 million.
Huntley facility (Q3/Q4)	167	61	n/a - negative

On August 25, 2015, we filed a retirement notice filed with the NYSPSC and the lack of reliability need was confirmed by NYISO in October; Impairment recorded $106 million in Q3, based on assumption of short-term reliability agreement; Additional trigger occurred in Q4 due to lack of short-term reliability agreement with an additional impairment loss of $26 million recorded in Q4.

Dunkirk facility (Q3/Q4)	216	100	171

On August 25, 2015, we announced our intent to mothball Unit 2, based on a lawsuit questioning the validity of a long-term contract with National Grid and delaying our planned gas addition, and also based on the latest NYISO reliability assessment; Impairment recorded of $116 million in Q3; Additional trigger due to reduced probability of gas conversion with additional impairment loss of $44 million recorded in Q4.

Gregory facility (Q3/Q4)	198	143	212

Notification in Q3 from steam offtaker regarding potential for reduction in offtake; No impairment noted as undiscounted cash flows exceed carrying amount. Further information related to offtaker reduction obtained in Q4 resulting in an additional trigger and impairment recorded of $176 million.

Note 29 — Condensed Consolidating Financial Information, page 210

4.              We note your response to comment 12. Please clarify where in your consolidating statements of cash flows you have presented dividend and intercompany payment disclosures required by Rule 12-04(b) of Regulation S-X.

Dividends and intercompany payments to NRG Energy, Inc. are reflected within the consolidating statements of cash flows in the line item Proceeds from Intercompany Loans and Proceeds from Dividends from NRG Yield, Inc. on page 215 of the NRG 2015 Form 10-K.

NRG Yield, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015

Financial Statements for the Fiscal Year Ended December 31, 2015

Note 5 — Investments Accounted for by the Equity Method and Variable Interest Entities, page 90

5.              We note your response to comment 17.  Please demonstrate how the denominator used in your significance calculation complies with Rule 3-09 of Regulation S-X.  Please note that the denominator should begin with the amount identified in Rule 5-03(b)10 of Regulation S-X, which is a figure that excludes equity in earnings of unconsolidated affiliates.  The Rule 5-03(b)10 figure should be adjusted to include your equity in the pre-tax earnings of unconsolidated affiliates, exclusive of amounts attributable to any noncontrolling interests of the investees, and exclude the portion of your pre-tax income attributable to any non-controlling interests in your subsidiaries.  Please recalculate the denominator used in your Desert Sunlight significance test or clarify how the $25 million figure you used in your calculation was appropriate.

We respectfully note that our unconsolidated affiliates are all domestic partnerships and accordingly, tax is recorded by each partner and not at the partnership level.  As a result, the equity in earnings of unconsolidated affiliates in our consolidated net income does not reflect any tax expense or benefit and therefore does not require adjustment to comply with Rule 5-03(b)10.  Additionally, equity in earnings of unconsolidated affiliates is already net of non-controlling interests of the investees (which is also immaterial).  The entities that we consolidate, that have non-controlling partners, which represent our non-controlling interests, are also partnerships and as a result, no tax is recorded at the partnership level.  Similar to our equity earnings in unconsolidated affiliates, no adjustment is required to our income attributable to non-controlling interests of $42 million to comply with Rule 5-03(b)10. As detailed in our previous response, we reduce our pretax income of $67 million by $42 million of income attributable to our non-controlling interests to calculate our denominator at $25 million.

Form 8-K filed on May 5, 2016

2016 Financial Guidance and Capital Allocation Update, page 1

6.              We note you provide a range of forward looking adjusted EBITDA and free cash flow before growth investments for fiscal 2016.  Please note that forward looking non-GAAP measures must be accompanied with additional disclosure and your current disclosure is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review this guidance when preparing your next earnings release.

We have read the updated Compliance and Disclosure Interpretations (CD&I) and we will ensure that we comply with the updated guidance in preparing our next earnings release.  Accordingly, we will include all additional required disclosure with respect to forward looking non-GAAP measures, including the most comparable GAAP measure and reconciliation to such measure or disclosure of what information is unavailable for such reconciliation and its significance.

Appendix Table A-1: First Quarter 2016 Adjusted EBITDA Reconciliation for NRG Energy, Inc., page 11

7.              You present a full non-GAAP income statement, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review this guidance when preparing your next earnings release.

We have read the updated CD&I and we will ensure that we comply with the updated guidance in preparing our next earnings release.

8.              You disclose mark-to-market gains/losses, deactivation costs, and other adjustments to EBITDA, such as operations and maintenance costs, other costs of operations, and acquisition related transaction and integration costs, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review this guidance when preparing your next earnings release.

We have read the updated CD&I and we will ensure that we comply with the updated guidance in preparing our next earnings release.

Appendix Table A-5: 2016 and 2015 First Quarter Adjusted Cash Flow from Operations Reconciliations, page 14

9.              Please revise your future earnings releases to better explain your footnote (1) disclosure regarding cost-to-achieve expenses.

We note the Staff’s request and we will ensure that future earnings releases provide detailed information related to the cost-to-achieve expenses as well as why we believe it is important to exclude these amounts from our calculation of Free Cash Flow before Growth Investments.

10.       Please revise future earnings releases to explain in detail why the presentation of Adjusted EBITDA is useful to your investors.

We note the Staff’s request and we will ensure that future earnings releases provide additional detail on why the presentation of Adjusted EBITDA is useful to our investors.

11.       Please revise future earnings releases to explain in further detail why you present free cash flow before growth investments.

We note the Staff’s request and we will ensure that future earnings releases provide additional detail on why we present Free Cash Flow before Growth Investments.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact David Callen, Senior Vice President and Chief Accounting Officer, at (609) 524-4734, Brian Curci, Deputy General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews

Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:             Brian Curci, Esq., Deputy General Counsel, NRG Energy, Inc. and NRG Yield, Inc.
David Callen, Senior Vice President and Chief Accounting Officer, NRG Energy, Inc. and NRG Yield, Inc.